Exhibit 99.5

Acreage Holdings, Inc. Form of Proxy – Special Meeting to be held on June 19, 2019	United Kingdom Building 323 – 409 Granville St Vancouver, BC V6C 1T2

Appointment of Proxyholder I/We being the undersigned holder(s) of Acreage Holdings, Inc. hereby appoint Kevin P. Murphy or failing this person, James Doherty	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein:

as my/our proxyholder with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of Acreage Holdings, Inc. (the “Company”) to be held at the offices of DLA Piper (Canada) LLP, 1 First Canadian Place, 100 King Street West, Suite 6000, Toronto, Ontario M5X 1E2 or at any adjournment thereof.

1.	Arrangement Resolution.	For	Against
	To consider pursuant to an interim order of the Supreme Court of British Columbia dated May 17, 2019 (the "Interim Order") and, if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix “B” to the accompanying management information circular (the “Circular”), to adopt an arrangement under Section 288 of the Business Corporations Act (British Columbia) (the “Arrangement”) whereby, among other things:	☐	☐

(i)	the Articles of the Company will be amended to, among other things, provide Canopy Growth Corporation (“Canopy Growth”) with the option (the “Canopy Growth Call Option”) to acquire all of the issued and outstanding Subordinate Voting Shares in the capital of the Company (following the mandatory conversion of all of the then outstanding Proportionate Voting Shares and Multiple Voting Shares in the capital of the Company in accordance with their terms into Subordinate Voting Shares, as more particularly described in the accompanying Circular, which Canopy Growth Call Option shall be deemed to be exercised in certain instances;
(ii)	certain securityholders of the Company and its subsidiaries will receive an aggregate total payment of US$300 million in respect of the grant of the Canopy Growth Call Option, as more particularly described in the accompanying Circular;
(iii)	upon the exercise or deemed exercise of the Canopy Growth Call Option, holders of Subordinate Voting Shares (following conversion of all of the then outstanding Proportionate Voting Shares and Multiple Voting Shares in accordance with their terms into Subordinate Voting Shares) will receive 0.5818 common shares in the capital of Canopy Growth (subject to adjustment in the circumstances described in the Circular) for each such Subordinate Voting Share; and
(iv)	Canopy Growth will acquire all of the issued and outstanding Subordinate Voting Shares not already beneficially owned, directly or indirectly, by Canopy Growth.

2.	Approval of Amended and Restated Omnibus Plan.	For	Against
	To approve an ordinary resolution approving an amendment to the Company's omnibus equity incentive plan, as set out in the accompanying Circular.	☐	☐

	Signature(s):	Date
Authorized Signature(s) – This section must be completed for your instructions to be executed.
______/________/____
I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		MM / DD / YY

Proportionate Voting Shares

This form of proxy is solicited by and on behalf of Management.

Proxies must be received by 10:00 a.m. (EST), on Monday, June 17, 2019.

Notes to Proxy

1.	Each holder has the right to appoint a person, who need not be a holder, to attend and represent him or her at the Annual and Special Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse.

2.	If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR PROXY USING SECURE ONLINE VOTING AVAILABLE ANYTIME:

To Vote Your Proxy Online please visit:
http://odysseytrust.com/Transfer-Agent/Login and click on
. You will require the CONTROL NUMBER printed with your address to the right.
If you vote by Internet, do not mail this proxy.
?To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at info@odysseytrust.com.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.